UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                    13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 8)*

                              United Resources Inc.
              -----------------------------------------------------
                                (Name of issuer)

                           Common Stock, no par value
              -----------------------------------------------------
                         (Title of class of securities)

                                   0009131901
              -----------------------------------------------------
                                 (CUSIP Number)

                                 Joseph V. Boyle
                        Lyonnaise American Holding, Inc.
                           2000 First State Boulevard
                         Wilmington, Delaware 19804-0508

                                 with a copy to:
                             Piper & Marbury L.L.P.
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                       Attention: Garry P. McCormack, Esq.
                                  212-835-6210
                  ---------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 August 20, 1999
              -----------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  0009131901             13D                        Page 2 of 7 Pages

---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lyonnaise American Holding, Inc.
    IRS Identification No. 36-3140269
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC; BK
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF       11,687,024.22

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY       -0-
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON        11,687,024.22
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                 -0-
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,687,024.22
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
     SHARES*


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.1%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC; CO
---------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP No.  0009131901             13D                        Page 3 of 7 Pages

---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Suez Lyonnaise des Eaux
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC; BK
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF       11,687,024.22

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY       -0-
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON        11,687,024.22
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                 -0-
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,687,024.22
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
     SHARES*


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.1%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC; CO
---------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT*

      This Amendment No. 8, dated August 23, 1999,  amends and  supplements  the
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on November 30, 1990, as amended and supplemented by Amendments No. 1, 2, 3, 4, 5, 6 and 7 by Lyonnaise American Holding, Inc., a Delaware corporation ("LAH") and Suez Lyonnaise des Eaux (formerly Lyonnaise des Eaux), a French societe anonyme ("Lyonnaise"), and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the common stock, no par value (the "Common Stock"), of United Water Resources, Inc., a New Jersey corporation (the "Issuer"). Unless otherwise defined herein, all capitalized terms used herein have the meanings ascribed to them in the Schedule 13D.


      The following amendment to Item 3 of the Schedule 13D is hereby made.

      ITEM 3.  SOURCE OF FUNDS.

      Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

      Funding for the Merger will be provided from LAH and Lyonnaise internal resources and existing bank facilities.


      The following amendment to Item 4 of the Schedule 13D is hereby made.

      ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

      On August 20, 1999, the Issuer, LAH, Lyonnaise and LAH Acquisition Co., a newly-formed subsidiary of LAH (the "Merger Subsidiary"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing, on the terms and subject to the conditions set forth therein, for the merger of the Merger Subsidiary with and into the Issuer (the "Merger"), as a result of which the Issuer will become a wholly-owned subsidiary of LAH. If the Merger is consummated as contemplated in the Merger Agreement, (i) each share of the Common Stock not held in the treasury of the Company or owned, directly or indirectly, by the Issuer, LAH, Lyonnaise or any of their respective wholly-owned subsidiaries (and all associated rights under the Issuer's Rights
Plan) will be automatically converted into the right to receive $35.00 in cash, and (ii) each share of 5% Series A Convertible Preference Stock of the Issuer not held in the treasury of the Company or owned, directly or indirectly, by the Issuer, LAH, Lyonnaise or any of their respective wholly-owned subsidiaries will be canceled and converted into the right to receive $35.00 in cash multiplied by the number of shares of Common Stock into which such share of Preference Stock is convertible immediately prior to the effective time of the Merger. In addition, the Merger Agreement provides that the Issuer (i) will increase its regular quarterly dividend by 6 cents per share, beginning December 1, 1999, and

(ii) will pay a special dividend immediately prior to the effective time of the Merger equal to the excess of 48 cents per share over the aggregate of the additional 6 cents per share quarterly dividends paid under (i).

      The Merger Agreement contains representations, warranties, covenants and termination provisions, and the consummation of the Merger is subject to various conditions, including receipt of the approval of the stockholders of the Issuer and receipt of required regulatory approvals. The Board of Directors of the Issuer has approved the Merger and the other transactions contemplated by the Merger Agreement.

      Reference is made to the Merger Agreement, which is filed as Exhibit C hereto and is incorporated herein in its entirety by this reference. Based on the requirements for stockholder and regulatory approvals, closing of the transaction is not anticipated until the first half of the year 2000.

      The purpose of the Merger and the transactions contemplated by the Merger Agreement is for LAH and Lyonnaise to become the holder of all of the outstanding capital stock of the Issuer. After consummation of the Merger, the Common Stock no longer will be listed on the New York Stock Exchange and registration of the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended, will be terminated. After consummation of the Merger, LAH and Lyonnaise expect to replace the existing board of directors of the Issuer with new directors selected by LAH, which will include some of the current directors of the Issuer.

      A press release relating to the foregoing events is attached hereto as Exhibit D and is incorporated herein in its entirety by this reference.


      The following amendment to Item 6 of the Schedule 13D is hereby made:

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

      Item 6 is supplemented as follows:

      The provisions of the Governance Agreement that restrict LAH's ability to acquire additional shares of the Issuer do not apply to the Merger and the other transactions contemplated by the Merger Agreement, by virtue of the approval by the Board of Directors of the Issuer, as described in Item 4 above. Further, although the Governance Agreement (which limits the number of shares of Common Stock and Preference Stock of the Issuer that LAH and its affiliates may hold) remains in full force and effect, it has been modified by the Merger Agreement to give effect to the provisions of the Merger Agreement.

      The following amendment to Item 7 of the Schedule 13D is hereby made:

      ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is amended and restated to read in its entirety as follows:

      A. Joint Filing Agreement (previously filed as Exhibit A to Amendment No. 3 to the Schedule 13D dated May 10, 1996)

      B. Governance Agreement (previously filed as Exhibit E to Amendment No. 1 to the Schedule 13D dated September 15, 1993)

      C. Agreement and Plan of Merger, dated as of August 20, 1999, among the Issuer, Lyonnaise American Holding, Inc., Suez Lyonnaise des Eaux, and LAH Acquisition Co.

      D. Reporting Person press release, dated August 23, 1999.

      Signature

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated: August 23, 1999

                                  LYONNAISE AMERICAN HOLDING, INC.

                                  By:  /s/ Joseph V. Boyle
                                  Name:   Joseph V. Boyle
                                  Title:  Vice President - Finance

                             SUEZ LYONNAISE DES EAUX

                                  By:  /s/ Jean Michel Brault
                                  Name:  Jean Michel Brault
                                  Title: Vice President